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                             June 11, 2020

       Carlos Henrique Boquimpani de Freitas
       Chief Financial Officer
       Vitru Ltd
       Rodovia Jos  Carlos Daux, 5500
       Torre Jurer  A, 2nd floor
       Saco Grande, Florian polis
       State of Santa Catarina, 88032-005, Brazil

                                                        Re: Vitru Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 3,
2020
                                                            CIK 0001805012

       Dear Mr. Boquimpani de Freitas:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Integrated Marketing Model, page 7

   1. We note your response to comment 17. Please clarify whether any customer acquisition costs are recognized as
assets. If so, explain to us the basis for your treatment and the amount recorded as
assets for the latest balance sheet date presented. Refer to IFRS 15, paragraphs 91 to 94,
and 127 to 129.
 Carlos Henrique Boquimpani de Freitas
Vitru Ltd
June 11, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue Recognition and Seasonality, page 81

2. In the paragraph immediately above the table on page 82 you state discounts to incoming students are lower in the second and fourth quarters of each year. As this appears to impact the amount and timing of your cash flows generated by revenue, please disclose why.
Strong Network of Hub Partners, page 133

3. We note your response to comment 12 and we reissue the comment in part. In this regard, we note your revisions to the disclosure related to the material terms of your hub agreements. However, we do not note revisions related to pricing terms. Please revise your disclosure to include a discussion of material terms of such agreements, such as pricing terms, or tell us where such disclosure has been included.
Note 23. Revenue, page F-45

4. We note your response to comment 16 regarding the ProUni incentive. You disclose (i)
         the Brazilian federal government grants a number of full and partial scholarships through the ProUni program, (ii) your revenue from tuition is recognized net of scholarships offered by the program, and (iii) the preparation of your consolidated financial statements requires you to make judgments, estimates and assumptions that affect, among other things, the reported amount of revenues. It appears from note 23 the amount of revenue reduction associated with scholarships of the ProUni program is material. With reference to paragraphs 123(b) and 126(a) of IFRS 15, please tell us and disclose the judgments made or other inputs considered in determining the transaction price regarding the net tuition recognized associated with the ProUni program. For example, disclose how the amount of scholarships (and related reduction of revenue) for the program is determined.


       You may contact Robert Shapiro, at 202-551-3273, or Doug Jones, at 202-551-3309, if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez, at 202-551-3792, or Lilyanna Peyser, at 202-551-3222, with any other questions.



                                                      Sincerely,
FirstName LastNameCarlos Henrique Boquimpani de Freitas
Comapany NameVitru Ltd
                                                      Division of Corporation
Finance
June 11, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName